Exhibit 99.4

Management’s Report to Shareholders

The consolidated financial statements presented here have been prepared by management in accordance with generally accepted accounting principles in the United States. The integrity and objectivity of the data in these consolidated financial statements are management’s responsibility.

The company has implemented a system of internal accounting and administrative controls in order to provide reasonable assurance that transactions are appropriately authorized, assets are safeguarded, and financial records are properly maintained to provide accurate and reliable financial statements.

The Board of Directors, through its Audit Committee, oversees management’s responsibility for financial reporting and internal control. The Audit Committee is comprised of six directors who are not involved in the daily operations of the Company.

The duties of the Audit Committee include the review of the system of internal controls and of any relevant accounting, auditing and financial matters. The Audit Committee meets on a regular basis with management and the Company’s independent auditors to ensure itself that its duties have been properly discharged. The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for issuance to the shareholders.

David R. Demers, Chief Executive Officer February 25, 2014

Bill E. Larkin, Chief Financial Officer February 25, 2014